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As confidentially submitted to the Securities and Exchange Commission on August 27, 2020. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Submission No. 11 on

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GATOS SILVER, INC.†
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code Number)	27-2654848 (I.R.S. Employer Identification Number)

1660 Lincoln Street
Suite 2750
Denver, CO 80264
(303) 784-5350
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Stephen Orr
Chief Executive Officer and Director
Sunshine Silver Mining & Refining Corporation
1660 Lincoln Street, Suite 2750
Denver, CO 80264
(303) 784-5350
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Richard D. Truesdell, Jr. Derek Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Michael J. Zeidel Ryan J. Dzierniejko Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒ Emerging growth company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.001 per share	$	$

(1)
Includes offering price of shares of common stock which the underwriters have the right to purchase pursuant to their over-allotment option.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

†
Immediately prior to the completion of the offering to which this Registration Statement relates, we intend to undertake a reorganization and to change our name from Sunshine Silver Mining & Refining Corporation to Gatos Silver, Inc.

 EXPLANATORY NOTE

        This Amendment to the Draft Registration Statement on Form S-1 (the "Draft Registration Statement") is being confidentially submitted solely for the purpose of filing certain exhibits as indicated in Item 16 of Part II of the Draft Registration Statement. This Amendment does not modify any provision of the prospectus that forms a part of the Draft Registration Statement. Accordingly, a preliminary prospectus has been omitted.

 PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
TSX listing fee		*
Transfer agents' fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be completed by amendment

        Each of the amounts set forth above, other than the SEC registration fee and the FINRA filing fee, is an estimate.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to such corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant's Amended and Restated Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the DGCL. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers to provide these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's Amended and Restated Certificate of Incorporation and to provide additional procedural protections. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification for expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person's services as a director or executive officer.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation provides for such limitation of liability.

        The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

        The proposed form of Underwriting Agreement (to be filed as Exhibit 1.1 to this Registration Statement) will provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

        During the past three years, we have issued and sold the securities described below without registering the securities under the U.S. Securities Act.

  1.
  On September 1, 2017, we issued and sold 2,777,778 shares of common stock to one or more private equity investment funds, institutional investors and other persons for $12,500,001.

  2.
  On November 15, 2017, we issued and sold 2,222,222 shares of common stock to one or more private equity investment funds, institutional investors and other persons for $9,999,999.

  3.
  On March 15, 2018, we issued and sold 23,000 shares of common stock to certain of our directors and officers for $103,500.

  4.
  On May 24, 2019, we issued and sold 4,166,667 shares of common stock to one or more private equity investment funds, institutional investors and other persons for $25,000,002.

  5.
  From June 3, 2019 to June 19, 2019, we issued and sold an aggregate of 77,643 shares of common stock to certain of our directors and officers for $465,858.

  6.
  On July 16, 2019, we issued and sold 2,500,000 shares of common stock to one or more private equity investment funds, institutional investors and other persons for $15,000,000.

        The offers, sales and issuances of the securities described in the preceding table were exempt from registration either (i) under Section 4(a)(2) of the U.S. Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (ii) under Regulation S promulgated under the U.S. Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, (iii) under Rule 144A under the U.S. Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers or (iv) under Rule 701 promulgated under the U.S. Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.

Item 16    Exhibits and Financial Statement Schedules.

        (a)   The list of exhibits set forth under "Exhibit Index" at the end of the is Registration Statement is incorporated by reference.

        (b)   No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.    Undertakings.

        The undersigned Registrant hereby undertakes:

          (a)   Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (a)   For purposes of determining any liability under the U.S. Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the U.S. Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (b)   For the purpose of determining any liability under the U.S. Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement

3.1	*	Form of Amended and Restated Certificate of Incorporation, to be effective prior to or upon the closing of this offering

3.2	*	Form of Amended and Restated By-Laws, to be effective prior to or upon the closing of this offering

5.1	*	Opinion of Davis Polk & Wardwell LLP

10.1		Term Loan Agreement dated as of July 11, 2017 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V. as Borrowers and Dowa Metals & Mining Co., Ltd. as Lender and Sunshine Silver Mining and Refining Corporation and Los Gatos Luxembourg S.a.r.l.

10.2		Amendment No. 1 to Term Loan Agreement, dated as of July 11, 2018 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender and Sunshine Silver Mining & Refining Corporation and Los Gatos Luxembourg S.a.r.l.

10.3		Amendment No. 2 to Term Loan Agreement, dated as of November 30, 2018 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender and Sunshine Silver Mining & Refining Corporation and Los Gatos Luxembourg S.a.r.l.

10.4		Amendment No. 3 to Term Loan Agreement, dated as of January 31, 2019 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender and Sunshine Silver Mining & Refining Corporation and Los Gatos Luxembourg S.a.r.l.

10.5		Loan Agreement as of January 23, 2018 by and among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Sunshine Silver Mining & Refining Corporation, as Guarantor and Dowa Metals & Mining Co., Ltd., as Lender

10.6		Memorandum of Understanding as of April 16, 2019 by and among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd. and Sunshine Silver Mining & Refining Corporation

10.7		Working Capital Facility Agreement as of May 30, 2019 by and among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender, and Sunshine Silver Mining & Refining Corporation, as Guarantor

10.8		Unanimous Omnibus Partner Agreement effective as of January 1, 2015 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.

Exhibit Number		Description
10.9		Agreement to Make Capital Contribution dated April 10, 2017, among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.

10.10		Amendment to Partner Agreement dated June 30, 2017, among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.

10.11		Amendment No. 3 to Partner Agreement dated March 30, 2018 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.

10.12		Amendment No. 4 to Partner Agreement dated March 30, 2019 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.

10.13		Amendment No. 5 to Partner Agreement dated April 29, 2020 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.

10.14		Amendment No. 6 to Partner Agreement dated May 25, 2020 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.

10.15		Amendment No. 7 to Partner Agreement dated June 16, 2020 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.

10.16		Option Agreement dated May 30, 2019 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.

10.17		Priority Distribution Agreement dated May 30, 2019 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.

10.18		Exploration, Exploitation and Unilateral Promise to Sell Agreement dated May 4, 2006 between La Cuesta International, S.A. de C.V. and Minera Plata Real, S.A. de C.V.

10.19	#	Agreement dated July 15, 2019, between Ocean Partners USA. Inc. and Operaciones San Jose de Plata, S. de R.L. de C.V.

10.20	#	Cerro Los Gatos Lead Concentrate Sales Agreement dated April 14, 2019 between Operaciones San Jose de Plata, S. de R.L. de C.V. and Metagri S.A. de C.V.

10.21		Convertible Note Purchase Agreement dated April 20, 2020 between Sunshine Silver Mining & Refining Corporation and Electrum Silver US LLC, as amended on June 23, 2020

10.22	*	Long Term Incentive Plan

Exhibit Number		Description
10.23	*	Form of Option Agreement

10.24	*	Annual Incentive Plan

10.25	*	Form of Director Option Agreement

10.26	*	Form of DiSU Award Agreement

10.27	*	Form of DSU Award Agreement

10.28	*	Non-Qualified Deferred Compensation Plan

10.29		Employment Agreement dated as of May 3, 2011 between Sunshine Silver Mining & Refining Corporation and Stephen Orr

10.30		Employment Agreement dated as of April 1, 2016 between Sunshine Silver Mining & Refining Corporation and John Kinyon

10.31		Employment Agreement dated as of June 1, 2011 between Sunshine Silver Mining & Refining Corporation and Philip Pyle

10.32	*	Form of Management Services Agreement

10.33	*	Form of Shareholders Agreement

10.34	*	Form of Indemnification Agreement

10.35	*	Form of Registration Rights Agreement

21.1		Subsidiaries of the Registrant

23.1	*	Consent of KPMG LLP

23.2	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

23.3	*	Consent of Tetra Tech, Inc. (included in Exhibit 96.1)

24.1	*	Power of Attorney (included on signature page)

96.1	†	NI 43-101 Technical Report: Los Gatos Project, Chihuahua, Mexico, dated July 1, 2020

*
To be filed by amendment.

†
Previously filed.

#
Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the        day of                , 2020.

SUNSHINE SILVER MINING & REFINING CORPORATION
By:
	Name:	Stephen Orr
	Title:	Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen Orr and Roger Johnson and each of them, their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Stephen Orr	Chief Executive Officer and Director (principal executive officer)	, 2020
Roger Johnson	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2020
Thomas S. Kaplan	Chairman of the Board of Directors	, 2020
Janice Stairs	Lead Director	, 2020

Signature	Title	Date

Jeb Burns	Director	, 2020
Ali Erfan	Director	, 2020
Igor Gonzales	Director	, 2020
Karl Hanneman	Director	, 2020
Wayne Kirk	Director	, 2020
Igor Levental	Director	, 2020
David Peat	Director	, 2020

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EXPLANATORY NOTE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution .
  Item 14. Indemnification of Directors and Officers .
  Item 15. Recent Sales of Unregistered Securities .
  Item 16 Exhibits and Financial Statement Schedules .
  Item 17. Undertakings.
EXHIBIT INDEX
SIGNATURES